[Letterhead of Advanced Life Sciences Holdings, Inc.]

May 10, 2010

BY EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Life Sciences Holdings, Inc. Registration Statement on Form S-1 Filed on March 10, 2010 File No. 333-165388

Dear Mr. Riedler:

Set forth below is the response of Advanced Life Sciences Holdings, Inc. (the “Company”) to the comment contained in the Staff’s letter to the Company dated March 23, 2010 relating to the Registration Statement referenced above.  The Company has filed concurrently an electronic version of Amendment No. 1 to the Registration Statement (the “Amendment’) through the EDGAR system of the Securities and Exchange Commission.

Registration Statement on Form S-1

1.                                       Please confirm that you will amend your registration statement to disclose the number of shares of common stock and the number of warrants that will comprise each unit.

Company Response

The Company confirms that the Amendment discloses the number of shares of common stock and the number of warrants that will comprise each unit.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call Todd M. Bloomquist of Winston & Strawn LLP at (312) 558-6376.

Sincerely,

/s/ Michael T. Flavin
Michael T. Flavin

cc:                                 Todd M. Bloomquist